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                                                                  EXHIBIT (a)(5)


The following is the portion of the text of a press release made by the Company on February 26, 2003 that relates to the Offer:

              SHAW ANNOUNCES TENDER OFFER FOR $384.6 MILLION OF ITS
                          LIQUID YIELD OPTION(TM) NOTES


Baton Rouge, Louisiana, February 26, 2003 - The Shaw Group Inc. (NYSE: SGR) ("Shaw" or "the Company") today announced that it has commenced a tender offer (the "Offer") for a portion of its convertible debt securities described below.

Shaw is offering to purchase for cash up to a maximum aggregate principal amount at maturity of $384.6 million (the "Offer Amount") of its Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior) (the "LYONs"), or approximately 49% of the $790 million aggregate principal amount at maturity of outstanding LYONs, at prices determined by a "Modified Dutch Auction" tender offer procedure within the purchase price range of $620 to $650 per $1,000 principal amount at maturity. Shaw has not previously offered to repurchase any of the LYONs.

At the maximum purchase price in the price range for the tender offer, Shaw would pay approximately $250 million to purchase $384.6 million in principal amount of LYONs. Shaw intends to fund the repurchase of LYONs in the tender offer primarily from the net proceeds from a proposed private placement of $250 million in principal amount of senior notes that Shaw announced today.

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Under the "Modified Dutch Auction" procedure, and subject to the terms and conditions of the Offer, Shaw will accept tendered LYONs in the Offer in the order of the lowest to the highest tender prices specified by tendering holders within the prescribed price range, and will select the single lowest price so specified (the "Purchase Price") that will enable Shaw to purchase the Offer Amount (or, if less than the Offer Amount, all LYONs tendered). Shaw will pay the same Purchase Price for all LYONs that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms.

The Offer for the LYONs will expire at 4:00 p.m., Eastern time, on Wednesday, March 26, 2003, unless the Offer is extended. Tendered LYONs may be withdrawn at any time prior to the expiration date.

In the event that the amount of LYONs tendered on or prior to the expiration date for the Offer at or below the Purchase Price exceeds the Offer Amount, then subject to the terms and conditions of the Offer, Shaw will accept for payment such LYONs that are tendered at or below the Purchase Price on a pro rata basis from among the tendered LYONs.

The terms and conditions of the Offer are set forth in Shaw's Offer to Purchase, which is dated February 26, 2003. Subject to applicable law, Shaw may, in its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer.

The Offer is not conditioned on a minimum principal amount of LYONs being tendered. The consummation of the Offer for the LYONs is subject to certain conditions, including the successful completion of Shaw's issuance and sale of new senior notes, which are described in the Offer to Purchase.

Credit Suisse First Boston LLC ("CSFB") is acting as dealer manager, D.F. King & Co., Inc. is the



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information agent, and The Bank of New York is the depositary in connection with the Offer. Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the Offer, may be obtained by contacting the information agent at (800) 848-3416 (toll free) or (212) 269-5550 (call collect) or CSFB at (800) 646-4543 (toll free) or (212) 538-4479 (call collect).

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any LYONs. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal. You should read the Offer to Purchase and the Letter of Transmittal as they contain important information. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent at (800) 848-3416 or (212) 269-5550 and these documents and other documents filed by Shaw are available for free on the SEC'S web site, www.sec.gov.

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ABOUT THE SHAW GROUP

The Shaw Group Inc. offers a broad range of services to clients in the environmental and infrastructure, power and process industries worldwide. The Company is a leading provider of consulting, engineering, construction, remediation and facilities management services to the environmental, infrastructure and homeland security markets. The Company is also a vertically-integrated provider of comprehensive engineering, consulting, procurement, pipe fabrication, construction and maintenance services to the power and process industries. The Company is headquartered in Baton Rouge, Louisiana with offices and operations in North America, South America, Europe, the Middle East and the Asia-Pacific region and employs approximately 17,000 people. For more information please visit our website at www.shawgrp.com.

For more information, please contact Christine Mollere, Vice President of Corporate Communications at 225-932-2500.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The statements contained herein that are not historical facts (including without limitation statements to the effect that the Company or its management "believes," "expects," "anticipates," "plans," or other similar expressions) and statements related to revenues, earnings, backlog, or other financial information or results are forward-looking statements based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions and are subject to change based upon various factors. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A description of some of the risks and uncertainties that could cause actual results to differ materially from such forward-looking statements can be found in the Company's reports and registration statements filed with the Securities and Exchange Commission, including its Form 10-K and Form 10-Q, reports and on the Company's web-site under the heading



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"Forward Looking Statement". These documents are also available from the
Securities and Exchange Commission or from the Investor Relations department of Shaw. For more information on the company and announcements it makes from time to time on a regional basis visit our web site at www.shawgrp.com.